

Mail Stop 4720

December 12, 2016

Matthew C. Tomb
Executive Vice President,
General Counsel and Chief Risk Officer
First Commonwealth Financial Corporation
601 Philadelphia Street
Indiana, PA  15701

> **Re:** **First Commonwealth Financial Corporation**
> **Registration Statement on Form S-4**
> **Filed November 18, 2016**
> **File No. 333-214703**

Dear Mr. Tomb:

We have limited our review of your registration statement to those issues we have addressed in our comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.    Please revise the first paragraph to disclose that the total merger consideration is fixed at 20% cash and 80% stock.  Also revise to disclose that, as a result of these limits, shareholders may receive a combination of cash and stock and will not know at the time of the vote the number of shares and amount of cash that they will receive in the merger.

2.    Please disclose that the merger is subject to a floor price as set forth in the third paragraph of your "Termination" summary disclosure on page 12.  In addition, disclose that if the price falls below the floor and DCB exercises its right to terminate the Merger Agreement, First Commonwealth may prevent termination by increasing the exchange ratio pursuant to a formula set forth in the Merger Agreement.  Please add footnote disclosure to the calculation of the registration fee table to the extent that additional stock

consideration may be issued to accommodate the increase in the exchange ratio, noting that First Commonwealth will file a registration statement to cover the issuance of the additional shares of First Commonwealth common stock.  For guidance, please refer to Securities Act Rule 413 and Securities Act Rules Compliance and Disclosure Interpretation 610.01.

Proposal 1 – The Merger

Opinion of DCB Financial's Financial Advisor, page 38

3.      We note your disclosure in the seventh bullet point of the first full paragraph on page 40 regarding the projected balance sheet of First Commonwealth prepared by First Commonwealth management and discussed with DCB's advisor.  Please revise to disclose any material projections of First Commonwealth relied on by KBW or provide us an analysis supporting your determination that disclosure of such projections is not material.

The Merger Agreement

Voting Agreement, page 71

4.      Please file the voting agreement as an exhibit to the registration statement or include it as Exhibit A to the Merger Agreement, which you have attached as Annex A at the end of the registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rule 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc:  James J. Barresi, Esq. (Via E-mail)